1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated July 15, 2005

For the month of June 2005

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      V            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                                No       V

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 7/16/2005	By	/s/ Stan Hung
Stan Hung
Chief Financial Officer

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Exhibit

Exhibit	Description
99.1	Announcement on June 20, 2005: To announce related materials on disposal of MediaTek Incorporation securities

99.2	Announcement on June 20, 2005: To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

99.3	Announcement on June 22, 2005: To announce related materials on disposal of Novatek Microelectronics Corporation securities

99.4	Announcement on June 22, 2005: To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

99.5	Announcement on June 22, 2005: UMC Public Statement

99.6	Announcement on June 23, 2005: To announce related materials on disposal of MediaTek Incorporation securities

99.7	Announcement on June 24, 2005: To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

99.8	Announcement on June 27, 2005: To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

99.9	Announcement on June 28, 2005: To announce related materials on acquisition of machinery and equipment

99.10	Announcement on June 29, 2005: To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

99.11	Announcement on June 30, 2005: To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

99.12	Announcement on July 1, 2005: To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

99.13	Announcement on July 4, 2005: To announce related materials on disposal of MediaTek Incorporation securities

99.14	Announcement on July 5, 2005: To announce related materials on disposal of Novatek Microelectronics Corporation securities

99.15	Announcement on July 5, 2005: To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

99.16	Announcement on July 7, 2005: To announce related materials on disposal of MediaTek Incorporation securities

99.17	Announcement on July 7, 2005: To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

99.18	Announcement on July 7, 2005: June Revenue

99.19	Announcement on July 11, 2005: To announce related materials on disposal of MediaTek Incorporation securities

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99.20	Announcement on July 11, 2005: To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

99.21	Announcement on July 13, 2005: To announce related materials on disposal of MediaTek Incorporation securities

99.22	Announcement on July 13, 2005: To announce related materials on disposal of Novatek Microelectronics Corporation securities

99.23	Announcement on July 13, 2005: To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

99.24	Announcement on July 13, 2005: To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

99.25	Announcement on July 15, 2005: The dividend ratios have been amended by the Board meeting

99.26	Announcement on July 15, 2005: To announce the completion of the 8th share buyback program

99.27	Announcement on July 15, 2005: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 2) the acquisition and disposition of assets by UMC

Exhibit 99.1

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To announce related materials on disposal of MediaTek Incorporation securities

1.	Name of the securities: Common shares of MediaTek Incorporation

2.	Trading date: 2005/05/19~2005/06/20

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 1,247,000 shares; average unit price: $273.43 NTD; total amount: $340,973,000 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $ 325,366,098 NTD

5.	Relationship with the underlying company of the trade: MediaTek Incorporation, investee company under cost method

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 59,681,520 shares; amount: 746,947,529 NTD; percentage of holdings: 7.76%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 14.71%; ratio of shareholder’s equity: 17.82%; the operational capital as shown in the most recent financial statement: $97,264,801 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: Financing operation

9.	Do the directors have any objections to the present transaction? None

10.	Any other matters that need to be specified: None

Exhibit 99.2

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To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

1.	Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2005/06/20

2.	Number of shares repurchased this time: 20,000,000 shares

3.	Type of shares repurchased this time: Common shares

4.	Total monetary amount of shares repurchased this time: NTD $ 479,044,705

5.	Average repurchase price per share this time: NTD $ 23.95

6.	Cumulative number of own shares held during the repurchase period: 266,819,000 shares

7.	Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 1.50%

8.	Any other matters that need to be specified: None

Exhibit 99.3

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To announce related materials on disposal of Novatek Microelectronics Corporation securities

1.	Name of the securities: Common shares of Novatek Microelectronics Corporation securities

2.	Trading date: 2005/05/25~2005/06/22

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 2,535,000 shares; average unit price:$138.38 NTD; total amount: $350,801,500 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $287,930,374 NTD

5.	Relationship with the underlying company of the trade: Novatek Microelectronics Corporation, investee company under cost method

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 54,064,596 shares;amount:1,340,868,632 NTD; percentage of holdings: 13.55%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 14.70%; ratio of shareholder’s equity: 17.81%; the operational capital as shown in the most recent financial statement: $ 97,264,801 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: Financing operation

9.	Do the directors have any objections to the present transaction? None

10.	Any other matters that need to be specified: None

Exhibit 99.4

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To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

1.	Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2005/06/22

2.	Number of shares repurchased this time: 20,000,000 shares

3.	Type of shares repurchased this time: Common shares

4.	Total monetary amount of shares repurchased this time: NTD $ 487,724,628

5.	Average repurchase price per share this time: NTD $ 24.39

6.	Cumulative number of own shares held during the repurchase period: 286,819,000 shares

7.	Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 1.61%

8.	Any other matters that need to be specified: None

Exhibit 99.5

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UMC Public Statement

1.	Date of occurrence of the event:2005/06/22

2.	Cause of occurrence:

UMC Requests that the Hsinchu Prosecutor’s Office Brings Charges Against Chairman Tsao Without Delay in Order to Bring Closure to the UMC-Hejian Affair

On Feb. 15th of this year, more than 120 investigators of the Hsinchu prosecutors’ office initiated a large-scale search of UMC taking away countless documents and subsequently questioning numerous UMC and Hejian employees on multiple occasions. The pretence for the investigation was the protection of the interests of UMC’s shareholders from a management breach of trust. The investigation focused on the relationship between UMC and Hejian, resulting in a tremendous amount of attention due the highly politicized nature of cross-strait relations.

UMC immediately agreed to fully cooperate with the investigation. Currently, the major accusations of the investigators have been clarified by UMC, and there has been no evidence uncovered to show that UMC has illegally invested in Hejian, transferred orders to Hejian, or authorized Hejian to use its patents, or committed any other crimes suspected by the prosecutors. As far as the matter of technology transfer is concerned, the company has not done anything improper, but since issues related to technology are beyond the ready comprehension of the prosecutor’s office, it has taken some time to clarify this issue, but UMC remains optimistic towards the outcome.

At the latest shareholders meeting, Chairman Tsao was asked to explain the current investigation to shareholders. During his talk, he went on to explain his meeting with ROC President Chen on January 25th of this year. He also mentioned a promise from the President to give any assistance needed related to the possible future merger of Hejian. Chairman Tsao chose to mention this meeting at the shareholders meeting in order to illustrate his previous statement that UMC had already considered the idea of merging Hejian before the start of the investigation by the prosecutor’s office, and that UMC’s claims were in no way influenced by the investigation. Furthermore, at the same shareholders meeting, the shareholders unanimously passed a proposal that stated that the UMC management team’s past assistance to Hejian was in the best long-term interest of the company and in no way constituted a breach of trust by the management team. With the full trust and support of our shareholders, we are confident that this incident can be brought to a satisfactory conclusion in the near future.

Unexpectedly, several media sources attempted to scandalize the Chairman’s revelation of his meetings with President Chen. Further reports claimed that the President’s office denied that any such discussion took place. Chairman Tsao has since clarified that at the time of his meeting with

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President Chen, he did in fact mention Hejian, but that it was not the major topic of their discussion. The main topic of discussion was the existence of certain legal gray areas that made it impossible to ascertain whether it was possible for an overseas subsidiary of the company to merge Hejian. The President promised to give assistance in clarifying this legal gray area, although he did not refer to assisting with any particular case. Due to the busy nature of the presidency and the fact that the investigation into the relationship between UMC and Hejian had not begun at the time, it is possible that the President does not have a strong impression or recollection of the topic of discussion.

Over the last months, the UMC-Hejian affair has become highly politicized and resulted in widespread social discourse and debate on whether or not the prosecutor’s office will press formal charges against anyone. In order to avoid any future public conflict or opposition related to this incident, UMC respectfully requests that the Hsinchu prosecutor’s office presses charges against UMC chairman Robert Tsao for all suspected crimes in the quickest manner possible. Since the prosecutor’s office operates under the supervision of the Administrative offices, it is unavoidable that people will suspect political involvement, and the company believes that only by undergoing the due process of the judicial system will it finally be possible to put an end to the rumors and speculation associated with this case. In order to facilitate the court in making an impartial decision in this case, Chairman Tsao delivered his resignation from the position of National Policy Advisor to the President’s office on June 21.

Since the shareholders have confirmed that UMC’s assistance to Hejian was not a breach of trust, it is not possible that the entire management team committed a group breach of trust. The company’s position is that all of the employees working under Chairman Tsao were merely acting upon his instructions and should be cleared of any charges.

On June 9th, while communicating with the prosecutor’s office, Chairman Tsao asked the prosecutor Mr. Chen Rong Lin what it would take to have the travel restrictions placed on Hejian CEO Mr. Hsu Jien Hwa lifted. The prosecutor answered that it was not his decision to make and would take the agreement of his superiors. The chairman then asked what it would take to get the agreement of the superiors. To this, the prosecutor mentioned three points: 1) a public consensus; 2) the maintenance of legal authority; 3) and to have bail set at a extremely high figure since Hsu Jien Hwa was a major economic criminal. We do not know to which superiors the prosecutor has referred, and we question their authority to overstate the situation to the point that Hsu Jien Hwa is declared a major economic criminal and to set conditions that no one could possibly satisfy. This abuse of authority is a clear and sustained violation of Hsu Jian Hwa’s right to return to his job at Hejian. In a country ruled by law such as Taiwan, it should not be possible for the Hsinchu prosecutor to violate the rights of an individual in this manner.

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The company’s request for the Hsinchu prosecutor’s office to press charges against Chairman Tsao as quickly as possible is no empty gesture. The Chairman has already stated that he will resign from his position if found guilty on any charges. He has also stated that he will recommend to the board of directors that CEO Dr. Jackson Hu take over the position of Chairman upon his departure. The chairman has also stated his strong approval for Dr. Hu’s ability and character, and said that he has excelled in his duties since taking the position of CEO, receiving strong positive response from both UMC’s customers and UMC employees. Chairman Tsao strongly believes that Dr. Hu is the appropriate person to lead the future growth of the company, and has decided that, regardless of the outcome of the UMC-Hejian affair, he will retire from the position of Chairman before the Annual Shareholders Meeting to be held in 2007 in order to recommend Dr. Hu to the position of Chairman.

Finally, the company would also like to express its gratitude to all of those who have shown their concern and support throughout this incident.

3.	Countermeasures: none

4.	Any other matters that need to be specified: none

Exhibit 99.6

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To announce related materials on disposal of MediaTek Incorporation securities

1.	Name of the securities: Common shares of MediaTek Incorporation

2.	Trading date: 2005/06/21~2005/06/23

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 1,359,000 shares; average unit price: $282.95 NTD; total amount: $384,530,500 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $ 367,521,857 NTD

5.	Relationship with the underlying company of the trade: MediaTek Incorporation, investee company under cost method

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 58,322,520 shares; amount: 729,938,886 NTD; percentage of holdings: 7.58%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 14.69%; ratio of shareholder’s equity: 17.80%; the operational capital as shown in the most recent financial statement: $97,264,801 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: Financing operation

9.	Do the directors have any objections to the present transaction? None

10.	Any other matters that need to be specified: None

Exhibit 99.7

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To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

1.	Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2005/06/24

2.	Number of shares repurchased this time: 25,000,000 shares

3.	Type of shares repurchased this time: Common shares

4.	Total monetary amount of shares repurchased this time: NTD $ 604,927,101

5.	Average repurchase price per share this time: NTD $24.20

6.	Cumulative number of own shares held during the repurchase period: 311,819,000 shares

7.	Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 1.75%

8.	Any other matters that need to be specified: None

Exhibit 99.8

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To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

1.	Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2005/06/27

2.	Number of shares repurchased this time: 15,000,000 shares

3.	Type of shares repurchased this time: Common shares

4.	Total monetary amount of shares repurchased this time: NTD $ 349,872,839

5.	Average repurchase price per share this time: NTD $23.32

6.	Cumulative number of own shares held during the repurchase period: 326,819,000 shares

7.	Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 1.84%

8.	Any other matters that need to be specified: None

Exhibit 99.9

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To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2005/02/24~2005/06/27

3.	Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 9; average unit price: $94,162,023 NTD; total transaction price: $847,458,210 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): ASML HONG KONG LTD. C/O; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

Exhibit 99.10

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To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

1.	Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2005/06/29

2.	Number of shares repurchased this time: 29,174,000 shares

3.	Type of shares repurchased this time: Common shares

4.	Total monetary amount of shares repurchased this time: NTD $ 677,959,911

5.	Average repurchase price per share this time: NTD $ 23.24

6.	Cumulative number of own shares held during the repurchase period: 355,993,000 shares

7.	Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 2.00%

8.	Any other matters that need to be specified: None

Exhibit 99.11

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To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

1.	Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2005/06/30

2.	Number of shares repurchased this time: 18,967,000 shares

3.	Type of shares repurchased this time: Common shares

4.	Total monetary amount of shares repurchased this time: NTD $ 437,985,738

5.	Average repurchase price per share this time: NTD $ 23.09

6.	Cumulative number of own shares held during the repurchase period: 374,960,000 shares

7.	Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 2.11%

8.	Any other matters that need to be specified: None

Exhibit 99.12

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To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

1.	Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2005/07/01

2.	Number of shares repurchased this time: 14,074,000 shares

3.	Type of shares repurchased this time: Common shares

4.	Total monetary amount of shares repurchased this time: NTD $ 326,296,191

5.	Average repurchase price per share this time: NTD $ 23.18

6.	Cumulative number of own shares held during the repurchase period: 389,034,000 shares

7.	Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 2.19%

8.	Any other matters that need to be specified: None

Exhibit 99.13

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To announce related materials on disposal of MediaTek Incorporation securities

1.	Name of the securities: Common shares of MediaTek Incorporation

2.	Trading date: 2005/06/28~2005/07/04

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 1,589,000 shares; average unit price:$283.11 NTD; total amount: $449,865,000 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $ 429,977,777 NTD

5.	Relationship with the underlying company of the trade: MediaTek Incorporation, investee company under cost method

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 56,733,520 shares; amount: 710,051,663 NTD; percentage of holdings: 7.37%

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 15.06%; ratio of shareholder’s equity: 18.25%; the operational capital as shown in the most recent financial statement: $97,264,801 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: Financing operation

9.	Do the directors have any objections to the present transaction? None

10.	Any other matters that need to be specified: None

Exhibit 99.14

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To announce related materials on disposal of Novatek Microelectronics Corporation securities

1.	Name of the securities: Common shares of Novatek Microelectronics Corporation securities

2.	Trading date: 2005/06/23~2005/07/05

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 2,354,000 shares; average unit price: $136.26 NTD; total amount: $320,754,500 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $ 262,372,399 NTD

5.	Relationship with the underlying company of the trade: Novatek Microelectronics Corporation, investee company under cost method

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 51,710,596 shares; amount: 1,282,486,531 NTD; percentage of holdings: 12.96%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 15.06%; ratio of shareholder’s equity: 18.25%; the operational capital as shown in the most recent financial statement: $ 97,264,801 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: Financing operation

9.	Do the directors have any objections to the present transaction? None

10.	Any other matters that need to be specified: None

Exhibit 99.15

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To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

1.	Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2005/07/05

2.	Number of shares repurchased this time: 20,000,000 shares

3.	Type of shares repurchased this time: Common shares

4.	Total monetary amount of shares repurchased this time: NTD $ 467,245,663

5.	Average repurchase price per share this time: NTD $ 23.36

6.	Cumulative number of own shares held during the repurchase period: 409,034,000 shares

7.	Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 2.30%

8.	Any other matters that need to be specified: None

Exhibit 99.16

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To announce related materials on disposal of MediaTek Incorporation securities

1.	Name of the securities: Common shares of MediaTek Incorporation

2.	Trading date: 2005/07/05~2005/07/07

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 1,210,000 shares; average unit price: $287.55 NTD; total amount: $347,937,000 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $ 332,793,175 NTD

5.	Relationship with the underlying company of the trade: MediaTek Incorporation, investee company under cost method

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 55,523,520 shares; amount: 694,907,838 NTD; percentage of holdings: 7.22%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 15.05%; ratio of shareholder’s equity: 18.23%; the operational capital as shown in the most recent financial statement: $97,264,801 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: Financing operation

9.	Do the directors have any objections to the present transaction? None

10.	Any other matters that need to be specified: None

Exhibit 99.17

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To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

1.	Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2005/07/07

2.	Number of shares repurchased this time: 20,000,000 shares

3.	Type of shares repurchased this time: Common shares

4.	Total monetary amount of shares repurchased this time: NTD $ 467,472,597

5.	Average repurchase price per share this time: NTD $ 23.37

6.	Cumulative number of own shares held during the repurchase period: 429,034,000 shares

7.	Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 2.41%

8.	Any other matters that need to be specified: None

Exhibit 99.18

www.umc.com

United Microelectronics Corporation

July 7, 2005

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of June 2005

1)	Sales volume (NT$ Thousand)

Period	Items	2005	2004	Changes		%
June	Invoice amount	6,522,124	10,498,142	-	3,976,018	-	37.87%
2005	Invoice amount	38,636,122	55,925,699	-	17,289,577	-	30.92%
June	Net sales	6,607,499	10,316,041	-	3,708,542	-	35.95%
2005	Net sales	39,728,626	54,502,771	-	14,774,145	-	27.11%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month	Last Month	Limit of lending
UMC	0	0	35,657,091
UMC’s subsidiaries	21,851	21,693	565,680

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	0	0	71,167,928
UMC’s subsidiaries	0	0	8,054,240
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4)	Financial derivatives transactions

a	Hedging purpose : NT$ thousand

Financial instruments	Forwards	Interests SWAP
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	3,688,888	15,000,000
Net Profit from Fair Value	(14,787)	(578,783)
Written-off Trading Contracts	17,733,500	0
Realized profit (loss)	(155,541)	0

b	Trading purpose : NT$ thousand

Financial instruments	Credit-linked Deposits
Deposit Paid	0
Unwritten-off Trading Contracts	1,216,108
Net Profit from Market Value	5,969
Written-off Trading Contracts	465,465
Realized profit (loss)	19,610

Exhibit 99.19

www.umc.com

To announce related materials on disposal of MediaTek Incorporation securities

1.	Name of the securities: Common shares of MediaTek Incorporation

2.	Trading date: 2005/07/08~2005/07/11

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 1,400,000 shares; average unit price:$295.10 NTD; total amount: $413,139,000 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $ 395,617,218 NTD

5.	Relationship with the underlying company of the trade: MediaTek Incorporation, investee company under cost method

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 54,123,520 shares; amount: 677,386,056 NTD; percentage of holdings: 7.04%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 15.04%; ratio of shareholder’s equity: 18.22%; the operational capital as shown in the most recent financial statement: $97,264,801 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: Financing operation

9.	Do the directors have any objections to the present transaction? None

10.	Any other matters that need to be specified: None

Exhibit 99.20

www.umc.com

To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

1.	Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2005/07/11

2.	Number of shares repurchased this time: 20,000,000 shares

3.	Type of shares repurchased this time: Common shares

4.	Total monetary amount of shares repurchased this time: NTD $ 477,504,812

5.	Average repurchase price per share this time: NTD $ 23.88

6.	Cumulative number of own shares held during the repurchase period: 449,034,000 shares

7.	Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 2.53%

8.	Any other matters that need to be specified: None

Exhibit 99.21

www.umc.com

To announce related materials on disposal of MediaTek Incorporation securities

1.	Name of the securities: Common shares of MediaTek Incorporation

2.	Trading date: 2005/07/12~2005/07/13

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 1,000,000 shares; average unit price: $305.32 NTD; total amount: $305,322,000 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $ 292,806,442 NTD

5.	Relationship with the underlying company of the trade: MediaTek Incorporation, investee company under cost method

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 53,123,520 shares; amount:664,870,498 NTD; percentage of holdings: 6.91%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 15.03%; ratio of shareholder’s equity: 18.21%; the operational capital as shown in the most recent financial statement: $97,264,801 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: Financing operation

9.	Do the directors have any objections to the present transaction? None

10.	Any other matters that need to be specified: None

Exhibit 99.22

www.umc.com

To announce related materials on disposal of Novatek Microelectronics Corporation securities

1.	Name of the securities: Common shares of Novatek Microelectronics Corporation securities

2.	Trading date: 2005/07/06~2005/07/13

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 2,550,000 shares; average unit price: $136.84 NTD; total amount: $348,932,500 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $ 285,689,356 NTD

5.	Relationship with the underlying company of the trade: Novatek Microelectronics Corporation, investee company under cost method

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 49,160,596 shares; amount: 1,219,243,387 NTD; percentage of holdings: 12.32%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 15.03%; ratio of shareholder’s equity: 18.21%; the operational capital as shown in the most recent financial statement: $ 97,264,801 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: Financing operation

9.	Do the directors have any objections to the present transaction? None

10.	Any other matters that need to be specified: None

Exhibit 99.23

www.umc.com

To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

1.	Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2005/07/13

2.	Number of shares repurchased this time: 25,966,000 shares

3.	Type of shares repurchased this time: Common shares

4.	Total monetary amount of shares repurchased this time: NTD $ 645,060,601

5.	Average repurchase price per share this time: NTD $ 24.84

6.	Cumulative number of own shares held during the repurchase period: 475,000,000 shares

7.	Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 2.67%

8.	Any other matters that need to be specified: None

Exhibit 99.24

www.umc.com

To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

1.	Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2005/07/14

2.	Number of shares repurchased this time: 15,000,000 shares

3.	Type of shares repurchased this time: Common shares

4.	Total monetary amount of shares repurchased this time: NTD $ 375,716,809

5.	Average repurchase price per share this time: NTD $ 25.05

6.	Cumulative number of own shares held during the repurchase period: 490,000,000 shares

7.	Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 2.76%

8.	Any other matters that need to be specified: None

Exhibit 99.25

www.umc.com

The dividend ratios have been amended by the Board meeting

1.	Date of the resolution of the board of directors or shareholders’ meeting: 2005/07/15

2.	Type and monetary amount of original dividend distribution: 100 shares of stock dividend per 1,000 shares; Totally NTD 17,587,364,350 allocated for stock dividend NTD 0.1 of cash dividend per share; Totally NTD 1,758,736,435 allocated for cash dividend

3.	Type monetary amount of dividend distribution after the change: 102.9261 shares of stock dividend per 1,000 shares; Totally NTD 17,587,364,350 allocated for stock dividend NTD 0.1029 of cash dividend per share; Totally NTD 1,758,736,435 allocated for cash dividend

4.	Reason for the change: The Company executed share buyback program from 2005/05/16 to 2005/07/15 and bought back 500,000,000 shares. The dividend ratios have to be adjusted due to the shares bought back.

5.	Any other matters that need to be specified: none

Exhibit 99.26

www.umc.com

To announce the completion of the 8th share buyback program

1.	Originally determined ceiling on total monetary amount of the share repurchase: 88,647,166 thousand NTD

2.	Original scheduled period for the repurchase: 2005/05/16~2005/07/15

3.	Originally determined number of shares to be repurchased: 500,000,000

4.	Originally determined type of shares to be repurchased: Common shares

5.	Originally determined repurchase price range: NTD $28.45~$13.75 per share

6.	Date of expiry of the repurchase period or completion of the repurchase: 2005/07/15

7.	Number of shares repurchased: 500,000,000 shares

8.	Type of shares repurchased: Common shares

9.	Total monetary amount of shares repurchased: NTD $11,578,151,290

10.	Average repurchase price per share: NTD 23.16 per share

11.	Cumulative number of own shares held: 692,067,000 shares

12.	Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 3.89%

13.	Reason for non-completion of the share repurchase at expiry of the repurchase period: N/A

14.	Any other matters that need to be specified: None

Exhibit 99.27

www.umc.com

United Microelectronics Corporation

For the month of June, 2005

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC) 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 3) the acquisition assets by UMC 4) the disposition of assets by UMC for the month of June, 2005

1)	The trading of directors, supervisors, executive officers and 10% shareholders

Title	Name	Number of shares held as of May 31, 2004	Number of shares held as of June 30, 2005	Changes
—	—	—	—	—

2)	The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders :

Title	Name	Number of shares pledge as of May 31, 2004	Number of shares pledge as of June 30, 2005	Changes
—	—	—	—	—

3)	The acquisition assets (NT$ Thousand)

Description of assets	June	2005
Semiconductor Manufacturing Equipment	805,389	5,100,553
Fixed assets	500	188964

4) The disposition of assets (NT$ Thousand)

Description of assets	June	2005
Semiconductor Manufacturing Equipment	3,258	56,397
Fixed assets	0	0